Exhibit 99.8

Cenovus Energy Inc.

Statement of Contingent and Prospective Resources

For the Year Ended December 31, 2015

February 10, 2016

STATEMENT OF CONTINGENT AND PROSPECTIVE RESOURCES

This document contains information relating to estimates of economic bitumen contingent resources and bitumen prospective resources of Cenovus Energy Inc. (“Cenovus” or the “Company”) as at December 31, 2015.

Cenovus retained McDaniel & Associates Consultants Ltd. (“McDaniel”) to evaluate and prepare reports on the bitumen contingent and prospective resources of the Company. The McDaniel resources evaluations were conducted using petrophysical, geological, and engineering data. Processes and procedures are in place to ensure that McDaniel is in receipt of all relevant information. Contingent and prospective resources were estimated using fundamental data in volumetric calculations to estimate the in-place bitumen quantities, combined with development and performance from analog oil sands reservoirs. The oil sands assets currently producing from the McMurray-Wabiskaw formation including Foster Creek and Christina Lake were used as performance analogs for contingent and prospective resources estimation within these areas. Other regional analogs were used to estimate Cenovus’s contingent and prospective resources in the Grand Rapids formation at the Greater Pelican Region, in the McMurray formation at the Telephone Lake property, and in the Clearwater formation at the Foster Creek Region. McDaniel also tested contingent resources for economic viability using McDaniel’s January 1, 2016 forecast of prices and inflation, the same forecast which was used to evaluate the Company’s reserves (refer to “Pricing Assumptions” in Cenovus’s Annual Information Form for the year ended December 31, 2015).

BITUMEN BEST ESTIMATE ECONOMIC CONTINGENT AND PROSPECTIVE RESOURCES

Company Interest (billions of barrels)	December 31, 2015		December 31, 2014 (1)
	Before	After
Economic Contingent Resources (2)	Royalties	Royalties
By Project Maturity Subclass:
Development pending
Christina Lake	0.8	0.6
Foster Creek	1.1	0.9
Borealis	2.6	2.2
Pelican Lake	1.7	1.5
Total	6.2	5.2
Development unclarified
Borealis	3.1	2.6
Total Economic Contingent Resources	9.3	7.8	9.3

Prospective Resources (3)
By Project Maturity Subclass:
Prospect
Best Estimate	7.4	N/A	7.5

(1)	Subclasses and after royalty volumes for contingent resources were not disclosed for year-end 2014.
(2)	There is uncertainty that it will be commercially viable to produce any portion of the contingent resources.
(3)

There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources. Prospective resources are not evaluated for economics, so after royalty volumes are not known.

Bitumen best estimate economic contingent resources are virtually unchanged from year-end 2014. Bitumen best estimate prospective resources are one percent lower than in 2014.

EVALUATION BASIS

The evaluation assumes that the majority of Cenovus’s bitumen resources will be recovered and produced using established steam assisted gravity drainage (“SAGD”) technology, with only a minor portion of the Company’s resources likely to be developed using cyclic steam stimulation (“CSS”), also an established technology. SAGD involves injecting steam through horizontal wells drilled into the bitumen formation and recovering heated bitumen and water from producing wells located below the injection wells. CSS involves injecting steam into a well and then producing heated bitumen and water from the same wellbore. Such alternating injection and production cycles are repeated a number of times for a given wellbore. Both of these bitumen recovery technologies have a surface footprint comparable to conventional crude oil production operations. Cenovus has no bitumen resources that require mining techniques for recovery.

All of Cenovus’s disclosed contingent and prospective resources are associated with clastic or sandstone formations. Cenovus has also identified significant amounts of bitumen in the Grosmont carbonate formation for which the Company has extensive mineral rights. Pilot testing of the SAGD recovery process in carbonates has been conducted in the Grosmont carbonate formation several miles away from Cenovus’s lands, but commercial viability has yet to be established. Contingent resources in the carbonates are not included in the totals above.

Cenovus Energy Inc.	1 Statement of Contingent and Prospective Resources

ESTIMATION RISKS

Contingent and prospective resources results are estimates only. There are numerous risks and uncertainties associated with recovery of such resources, including many factors beyond the Company’s control. In general, estimates of contingent and prospective resources are based upon a number of variable factors and assumptions, including but not limited to: product prices; future operating and capital costs and the assumed effects of regulation by governmental agencies, including royalty payments and taxes; initial production rates; production decline rates; and the availability, proximity and capacity of crude oil and natural gas gathering systems, pipelines, rail transportation and processing facilities, all of which may vary considerably from actual results. In addition, there are contingencies that prevent resources from being classified as reserves. There is uncertainty that it will be commercially viable to produce any portion of the contingent resources. Prospective resources are subject to similar contingencies and are also undiscovered, meaning that subsequent drilling may demonstrate actual results which may vary significantly from projected results. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources. Actual results may vary significantly from these estimates and such variances could be material.

DEFINITIONS AND CENOVUS’S APPLICATION

The following terminology, consistent with the Canadian Oil and Gas Evaluation (“COGE”) Handbook and guidance from Canadian securities regulators, was used to prepare the disclosure of contingent and prospective resources:

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Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include such factors as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent resources are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.

The McDaniel estimates of contingent resources have not been adjusted for risk based on the chance of development. Cenovus has chosen to not disclose contingent resource volumes which are subject to technology under development, as commercial viability has yet to be established for the recovery of these volumes.

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Economic contingent resources are those contingent resources that are currently economically recoverable based on specific forecasts of commodity prices and inflation. Only those bitumen contingent resources based on established technology and determined to be economic using McDaniel’s forecast of prices and inflation are disclosed here.

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Contingencies, which must be overcome to enable the reclassification of contingent resources as reserves, can be categorized as economic, non-technical and technical. The COGE Handbook identifies non-technical contingencies as legal, environmental, political and regulatory matters or a lack of markets. Technical contingencies include available infrastructure and project justification. The outstanding contingencies applicable to Cenovus’s disclosed economic contingent resources do not include economic contingencies.

Cenovus’s bitumen contingent resources are located in four general regions: Foster Creek, Christina Lake, Borealis, and Greater Pelican. At Foster Creek and Christina Lake, Cenovus has economic contingent resources located outside the currently approved project areas. Regulatory approval to expand a project area is necessary to enable the reclassification of these economic contingent resources as reserves. The timing of applications for such approvals is dependent on the rate of development drilling, which ties to an orderly development plan to maximize utilization of steam generation facilities and ultimately optimize production, capital utilization and value.

In the Borealis Region, Cenovus received regulatory approval for a development project at the Telephone Lake property which will help facilitate the reclassification of certain economic contingent resources to reserves. Other areas in the Borealis Region require additional results from delineation drilling and seismic activity to submit regulatory applications for development projects. Stratigraphic test well drilling and seismic activity are continuing in these areas to bring them to project readiness. Currently, sufficient pipeline capacity is also considered a contingency.

In the Greater Pelican Region, Cenovus received regulatory approval for a development project at the Grand Rapids property. Pilot project work was underway to validate technical assumptions and examine optimal development strategies, however, as of February 2016 further activity in respect of the pilot project has been deferred in response to the current low commodity price environment. Further reclassification of contingent resources to reserves in the Greater Pelican Region is contingent upon establishing productivity at commercial rates and further regulatory approval for development expansions.

Cenovus Energy Inc.	2 Statement of Contingent and Prospective Resources

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Prospective resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective resources are further subdivided in accordance with the level of certainty associated with recoverable estimates, assuming their discovery and development, and may be subclassified based on project maturity. Estimates of prospective resources have not been adjusted for risk based on the chance of discovery or the chance of development.

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Best estimate is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those resources identified as best estimate have a 50 percent probability that the actual quantities recovered will equal or exceed the estimate.

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Project maturity subclasses are subclassifications of reserves, contingent and prospective resources which help identify a project’s chance of commerciality. The estimation of reserves and resources must always be done in the context of a project, defined as an activity or set of activities that define the basis for the assessment and classification of reserves and resources. Recognized subclasses for contingent resources include development pending, development on hold, development unclarified, and development not viable. Characteristics of these subclasses are as follows:

¡	Development pending: resolution of the final conditions for development is being actively pursued, indicating there is a high chance of development;
¡	Development on hold: there are major non-technical contingencies to be resolved that are usually beyond the control of the operator, although there is a reasonable chance of development;
¡	Development unclarified: the evaluation is incomplete and there is ongoing activity to resolve any risks or uncertainties; and
¡	Development not viable: no further data acquisition or evaluation is currently planned, resulting in a low chance of development.

Cenovus’s contingent resources located in the Christina Lake and Foster Creek areas are in close proximity to existing production facilities, with capacity scheduled to accommodate the associated production. These projects are subclassified as development pending. Cenovus has received approvals to proceed with development of the Telephone Lake property in the Borealis Region and the Grand Rapids formation in the Greater Pelican Region. These projects are also subclassified as development pending. Projects in the remainder of the Borealis Region are still under appraisal and evaluation, and are subclassified as development unclarified.

Projects which are uneconomic and subclassified as development not viable, are not disclosed.

Subclasses for prospective resources include:

¡	Play: a family of geologically similar fields, prospects, discoveries and leads;
¡	Lead: a potential accumulation within a play that requires more data acquisition and/or evaluation in order to be called a prospect; and
¡	Prospect: a potential accumulation within a play that is sufficiently well defined to represent a viable drilling target.

All of Cenovus’s prospective resources are proximal to existing reserves and/or contingent resources and represent viable drilling targets. They are all subclassified as prospects.

PROJECT CHARACTERIZATION

Cenovus has consolidated its contingent and prospective resources into four regional areas: Christina Lake, Foster Creek, Borealis, and Greater Pelican. Within these areas are multiple projects at various levels of advancement. The contingent resources at Christina Lake and Foster Creek are located in areas which are geological extensions of the current SAGD development, and are expected to be developed in sequence as existing development expands out to those areas.

At Borealis there are also several projects, with only Telephone Lake being the subject of active development planning. An initial development project has received Alberta Energy Regulator (“AER”) approval, with future extension projects undergoing evaluation. Additional projects in the Borealis Region have been identified, but there is insufficient data to construct well-defined development plans. Tentative plans have been evaluated, however, additional data may lead to significant variation of these plans.

At Pelican Lake, a development plan has also been approved by the AER, leading to recognition of probable reserves within the approved development area. The contingent resources are an extension of the probable reserves, but are contingent on establishing satisfactory reservoir productivity. A pilot project to address productivity was underway, however, as of February 2016 further activity has been deferred in response to the current low commodity price environment.

Cenovus Energy Inc.	3 Statement of Contingent and Prospective Resources

The following table summarizes the project maturity sub-classes in each of the regional areas.

Region	Project Maturity Subclass	Evaluation Scenario Status	Capital to reach Commercial Production (1) $MM	Timing of First Commercial Production	Recovery Technology
Christina Lake	Development pending	Development/ Pre-development	230 - 870	2022 - 2048	SAGD
Foster Creek	Development pending	Development/ Pre-development	80 – 1,330	2024 - 2034	SAGD/CSS
Borealis	Development pending Development unclarified	Development - Telephone Lake Conceptual – All remaining projects	900 – 2,800	2020 - 2028	SAGD
Pelican Lake	Development pending	Pre-development	2,830	2022	SAGD

(1)	McDaniel capital incorporates 2% per year inflation.

The range of timing indicated for first production and cost to achieve commercial production reflects the range of projects identified in each region, and is a function of the relative priority placed on extending the reach of the existing development out to those projects. Project timing is also a function of the availability of capital to commence development activity. Capital to reach commercial production shown in the table above is primarily for infrastructure and facilities development, and does not include the significant amount of sustaining capital required to drill additional SAGD well pairs within each project to build and sustain production at project design rates.

The Telephone Lake and Grand Rapids projects are stand-alone, greenfield developments. These projects have received regulatory approval to proceed, with continuing delineation, engineering work and infrastructure development underway although as of February 2016 further activity in respect of the SAGD pilot at Grand Rapids has been deferred in response to the current low commodity price environment. Reservoir knowledge gained from existing operations is continually being reviewed for its potential impact on the optimization of these new developments. Typically, the timing of first commercial production from receipt of regulatory approval is five to eight years.

The uncertain timing of when technologies under development will become established, such as SAGD in carbonates and fireflooding in clastic bitumen deposits, and the uncertain timing of when economic viability might be established has led Cenovus to disclose only those contingent resources whose development is pending, on hold, or unclarified, which are not subject to technology under development, and which are economically viable.

RESERVES AND RESOURCES RECONCILIATION

The systematic progression of Cenovus’s bitumen resources, from prospective to contingent resources and then to reserves, and ultimately to production, was deliberately slowed in 2015 as low commodity prices limited availability of delineation capital. For example, most stratigraphic wells drilled in 2015 were focused on supporting conversion of reserves to production at Christina Lake and Foster Creek, resulting in negligible prospective and contingent resources reclassification. Consequently, bitumen best estimate economic contingent resources for 2015 remained virtually unchanged at 9.3 billion barrels.

An annual reconciliation of reclassifications is shown in the following table:

Bitumen Proved plus Probable Reserves, Contingent and Prospective Resources

Reconciliation and Category Movements

Company Interest Before Royalties (billions of barrels)	Proved plus Probable Reserves	Best Estimate Contingent Resources (1)	Best Estimate Prospective Resources (2)
As at December 31, 2014	3.300	9.3	7.5
Transfers between Categories
Additions from Other Resources Categories	-	-	-
Reductions to Other Resources Categories	-	-	-
Additions and Revisions Net of Transfers	0.049	0.0	-0.1
Net Acquisitions and Divestitures	-	-	-
Production	(0.051)	-	-
As at December 31, 2015	3.298	9.3	7.4

(1)	There is uncertainty that it will be commercially viable to produce any portion of the contingent resources.
(2)	There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources. Prospective resources are not screened for economic viability.

Cenovus Energy Inc.	4 Statement of Contingent and Prospective Resources